EXHIBIT (a)(1)(J)

SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY ANNOUNCES PURCHASE OF REMAINING SHARES OF SOUTHWESTERN LIFE HOLDINGS, INC. THROUGH MERGER OF WHOLLY OWNED SUBSIDIARY INTO SOUTHWESTERN LIFE HOLDINGS, INC.

Stamford, CT & Dallas, June 22, 2001. Swiss Re Life & Health America Holding Company (“Swiss Re”) today announced that it has acquired all of the issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares”), of Southwestern Life Holdings, Inc., a Delaware corporation (“Southwestern”), that were not already owned by its wholly owned subsidiary, SW Holdings Inc. (“SW Holdings”), through a merger of SW Holdings with and into Southwestern (the “Merger”). The Merger became effective at 11:59 p.m., EDT, June 21, 2001.

Immediately prior to the effective time of the merger, SW Holdings owned approximately 99.7% of the Shares. As a result of the Merger, Southwestern became a wholly owned subsidiary of Swiss Re and each issued and outstanding Share (other than Shares owned by Swiss Re or SW Holdings) was converted into the right to receive $18.50 per Share (the “Merger Consideration”). The Merger Consideration represents the same per share consideration paid by SW Holdings in the tender offer for all Shares that expired at noon, EDT, June 18, 2001.

In connection with the merger, Southwestern was de-listed for trading on the Nasdaq Stock Market (effective as of the close of the market on June 21, 2001) and filed a Form 15 in order to terminate its obligations to file reports with the Securities and Exchange Commission.

Swiss Re Life & Health America Inc., with its affiliates, is the largest life and health reinsurer in North America. It provides traditional life reinsurance and Administration Reinsurancesm to its clients. As of December 31, 2000, the combined companies had approximately USD 800 billion of life insurance in force.

For further information, please contact:

Media	Stephen Dishart	212-317-5640

	Michael McNamara	212-317-5663

Investor Relations

Notes to editors

Swiss Re Life & Health America Inc. is the US operation of Swiss Re Life & Health, a specialist global division of Swiss Re Group. The division delivers capital and risk management solutions to its clients – life and health insurers worldwide –across a wide spectrum of products. Headquartered in London, the division operates through a network of 37 offices in 31 countries, serving clients in virtually every country in the world.

Swiss Re is a leading reinsurer, and the world’s largest life reinsurer. With more than 9,000 employees, Swiss Re is represented at more than 70 offices in over 30 countries worldwide. In the 2000 financial year, gross premium volume amounted to CHF 26.1 billion (USD 15.4 billion) and the net income after tax reached CHF 3 billion (USD 1.8 billion). Swiss Re is rated “AAA” by Standard & Poor’s, “Aaa” by Moody’s and “A++” (superior) by A.M. Best.